 Filed Pursuant to Rule 424(b)(1)

Registration No. 333 – 232080

PROSPECTUS

HF FOODS GROUP INC.

1,723,590 Shares of Common Stock

This prospectus relates to the resale of up to 1,723,590 shares of our common stock, par value $.0001 per share of HF Foods Group Inc. from time to time by the selling stockholders named in this prospectus (“Selling Stockholders”).

We will not receive any proceeds from the sale of the shares by the Selling Stockholders. We have agreed to pay the expenses in connection with the registration of these shares.

Our common stock is listed on the NASDAQ Capital Market under the symbol “HFFG.” Each prospectus supplement will contain information, where applicable, as to our listing on the NASDAQ Capital Market or on any other securities exchange of the securities covered by the prospectus supplement.

An investment in our common stock involves a high degree of risk. See the sections entitled “Risk Factors” in our most recent Annual Report on Form 10-K and in any Quarterly Report on Form 10-Q, as well as in any prospectus supplement related to these specific offerings.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 27, 2019

TABLE OF CONTENTS

PAGE

ABOUT THIS PROSPECTUS	1

PROSPECTUS SUMMARY	2

RISK FACTORS	4

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	5

USE OF PROCEEDS	7

DESCRIPTIONS OF THE SECURITIES WE MAY OFFER	8

PLAN OF DISTRIBUTION	9

LEGAL MATTERS	10

EXPERTS	10

LIMITATION ON LIABILITY AND DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	10

WHERE YOU CAN FIND MORE INFORMATION	11

INFORMATION INCORPORATED BY REFERENCE	11

PROSPECTUS SUMMARY

This prospectus summary highlights certain information about our company and other information contained elsewhere in this prospectus or in documents incorporated by reference. This summary does not contain all of the information that you should consider before making an investment decision. You should carefully read the entire prospectus, any prospectus supplement, including the section entitled “Risk Factors” and the documents incorporated by reference into this prospectus, before making an investment decision.

The Offering

This prospectus relates to the sale by the Selling Stockholders of up to 1,723,590 shares of our common stock.

Common stock offered by Selling Stockholders	1,723,590 shares

Nasdaq Capital Market Symbol	HFFG

Risk Factors	See “Risk Factors” beginning on page 4 and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in shares of our common stock.

Our Company

HF Foods Group Inc., acting through its subsidiaries, is a foodservice distributor operated by Chinese Americans, providing Chinese restaurants, primarily Chinese takeout restaurants located in the southeastern United States, with good quality food and supplies at competitive prices. Since our inception in 1997, fueled by increasing demand in the Chinese foods market segment, which our management believes is highly fragmented with unsophisticated competitors and has natural cultural barriers, we have grown our business and currently serve approximately 3,200 restaurant customers in ten states with our deep understanding of Chinese Culture and our business know-how in the Chinese community.

In the past 20 years’ operation, we have developed distribution channels throughout the southeastern United States. We have three distribution centers located in Greensboro, North Carolina, Ocala, Florida, and Atlanta Georgia, which comprise 400,000 square feet of total storage space, a fleet of 105 refrigerated vehicles for short-distance delivery, 12 tractors and 17 trailers for long-haul operations, and centralized inventory management and procurement, supported by an outsourced call center located in China for customer relationship management. We offer a variety of high quality products at competitive prices to our customers. Customers can benefit from our efficient supply chain to support such customer’s growth.

We offer one-stop service to Chinese restaurants with over 1,000 types of products, including fresh and frozen meats, Chinese specialty vegetables, sauces, and packaging materials for takeout restaurants. Chinese restaurants, especially small or takeout restaurants, can find almost all the products they need in our product lists, which can help them to save their workload to manage their purchase of inventory. We use an outsourced call center in Fuzhou, China, with 24 hour availability for sales and marketing, order placement and post-sales service, which reduces our operating costs, and offers service in Mandarin and Fuzhou dialect, in addition to English.

With 20 years operations, we have established a large supplier network and we maintain long-term relationships with many major suppliers. The procurement team is led by Zhou Min Ni, CEO of the Company, who has deep insight in the industry. The centralized procurement management system gives us negotiating power given the large procurement quantities, improves our turnover of inventory and account payables, and reduces our operating costs.

We plan to strategically consolidate our market segment by acquiring competitors, including other distributors and wholesalers, to expand our business into untapped regions around the United States and to eventually grow into a nationwide foodservice distributor. We will continue to invest in the management technology system to further improve our operational efficiency, accuracy and customer satisfaction. We will also explore value-added products such as semi-prepared products to help our customers upgrade their service.

Our principal executive offices are located at 6001 W. Market Street, Greensboro, NC 27409. Our website is located at www.hffoodsgroup.com, and our telephone number is (336) 268-2080. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus, and you should not consider it part of this prospectus or part of any prospectus supplement. Our website address is included in this document as an inactive textual reference only.

RISK FACTORS

Investing in our securities involves risk. The prospectus supplement applicable to a particular offering of securities will contain a discussion of the risks applicable to an investment in HF Foods Group and to the particular types of securities that we are offering under that prospectus supplement. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and the risks described in our most recent Annual Report on Form 10-K for the year ended December 31, 2018, as amended from time to time, which is incorporated herein by reference, or any updates in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, include without limitation:

●	Unfavorable macroeconomic conditions in the United States;
●	Competition in the food service distribution industry particularly the entry of new competitors into the Chinese/Asian restaurant market niche;
●	Increases in fuel costs;
●	Increases in commodity prices;
●	Disruption of relationships with vendors and increases in product prices;
●	US government tariffs on products imported into the United States, particularly from China;
●	Changes in consumer eating and dining out habits;
●	Disruption of relationships with or loss of customers;
●	Our ability to execute our acquisition strategy;
●	Availability of financing to execute our acquisition strategy;
●	Our ability to renew or replace the current lease of our warehouse in Georgia;
●	Control of the Company by our Chief Executive Officer and principal stockholder;
●	Failure to retain our senior management and other key personnel particularly, Zhou Min Ni and Chan Sin Wong;
●	Our ability to attract, train and retain employees;
●	Changes in and enforcement of immigration laws;
●	Failure to comply with various federal, state and local rules and regulations regarding food safety, sanitation, transportation, minimum wage, overtime and other health and safety laws;
●

Product recalls, voluntary recalls or withdrawals if any of the products we distribute are alleged to have caused illness, been mislabeled, misbranded or adulterated or to otherwise have violated applicable government regulations;

●	Failure to protect our intellectual property rights;
●	Any cyber security incident, other technology disruption or delay in implementing our information technology systems;
●	The development of an active trading market for our common stock; and
●	other factors discussed in “Item 1A. Risk Factors.” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other filings with the Securities and Exchange Commission (the "SEC") and public communications. We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. Except as otherwise required by law, we undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise.

DIVIDEND POLICY

We have never declared or paid dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on applicable law and then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business.

USE OF PROCEEDS

We will not receive any portion of the net proceeds by the Selling Stockholders from the sale of the shares of common stock.

 SELLING STOCKHOLDERS

We are registering shares of common stock beneficially owned by the Selling Stockholders listed below to be sold under this prospectus.

The following table sets forth the name of the Selling Stockholders, the number of shares of common stock owned by the Selling Stockholders immediately prior to the date of this prospectus and the number of shares to be offered by the Selling Stockholders pursuant to this prospectus. Percentage of beneficial ownership before this offering is based on 22,167,486 shares of our common stock outstanding as of June 17, 2019. Beneficial ownership is based on information furnished by the Selling Stockholders.

None of the Selling Stockholders except for Chardan Capital Markets and B. Riley FBR, Inc. is a broker dealer or an affiliate of a broker dealer. The Selling Stockholders may offer for sale all or part of the shares from time to time. The table below assumes that the Selling Stockholders will sell all of the shares offered for sale. The Selling Stockholders are under no obligation, however, to sell any shares pursuant to this prospectus. All of the securities being sold by the Selling Stockholders were acquired by the Selling Stockholder in connection with our orangization or our initial public offering in August 2017:

●	In May 2017, our then officers and directors purchased an aggregate of 1,150,000 shares of our common stock for an aggregate purchase price of $25,000, or approximately $0.02 per share.

●

At the closing of our initial public offering, we sold Chardan Capital Markets, LLC, the representative of the underwriters in our initial public offering, for $100.00, an option to purchase up to a total of 250,000 units at $10.50 per unit. The purchase option is exercisable for 250,000 shares of common stock and 250,000 rights to acquire 25,000 shares (or an aggregate of 275,000 shares).

●	Simultaneously with the closing of our initial public offering, we consummated a private placement of 320,000 units at a price of $10.00 per Private Unit, generating total proceeds of $3,200,000.

●	Simultaneously with the closing of the partial exercise of the underwriter’s over-allotment option, we consummated the private sale of an additional 21,250 private units at a price of $10.00 per unit.

	Beneficial Ownership Before Offering(1)			Beneficial Ownership After Offering
Selling Stockholder	Number	Percentage	Number of Shares Offered	Number	Percentage
Ying Chen	60,687	*	60,687	0	0
Lanxin Chen	6,637	*	6,637	0	0
Wai Fung Cheng	301,568	1.4%	301,568	0	0
Yuanyuan Wu	44,250	*	44,250	0	0
Peiling He	165,937	*	165,937	0	0
Tom W. Su	422,587	1.9%	422,587	0	0
Richard Xu	422,587	1.9%	422,587	0	0
Chardan Capital Markets(2)	288,337	1.3%	288,337	0	0
B. Riley FBR, Inc.	11,000	*	11,000	0	0

Total	1,723,590	7.71%	1,723,590	0	0

*	Less than 1%

(1)

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission. In calculating the number of shares beneficially owned and the percentage ownership of a Selling Stockholder, shares underlying options held by the Selling Stockholders that are either currently exercisable or exercisable within 60 days from June 17, 2019 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other Selling Stockholders.

(2)	Kerry Propper has voting and dispositive power over the shares owned by Chardan Capital Markets, LLC. Benenficial Ownership includes 275,000 shares underlying a unit purchase option.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock being offered under this prospectus on any stock exchange, market or trading facility on which shares of our common stock are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when disposing of the shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

●	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

●	to or through underwriters;

●	a combination of any of these methods of sale; and

●	any other method permitted pursuant to applicable law.

The shares may also be sold under Rule 144 under the Securities Act of 1933, as amended, if available for a Selling Stockholder, rather than under this prospectus. The Selling Stockholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The Selling Stockholders may pledge their shares to its brokers under the margin provisions of customer agreements. If a Selling Stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of shares offered under this prospectus are made to or through underwriters and broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating underwriters broker-dealers and the compensation arrangements relating to such sales.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The Selling Stockholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the Selling Stockholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the shares offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the Selling Stockholders will sell all or any portion of the shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, the Selling Stockholders and purchaser is responsible for paying any discounts, commissions and similar selling expenses it incurs.

We and the Selling Stockholders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered hereby will be passed upon for us by Loeb & Loeb LLP, New York, New York. If the validity of the securities offered hereby in connection with offerings made pursuant to this prospectus are passed upon by counsel for the underwriters, dealers or agents, if any, such counsel will be named in the prospectus supplement relating to such offering.

EXPERTS

The audited financial statements as of and for the two years ended December 31, 2018 have been incorporated by reference in this prospectus in reliance upon the report of Friedman LLP, an independent registered public accounting firm and their authority as experts in accounting and auditing.

LIMITATION ON LIABILITY AND DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 145 of the DGCL provides that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by us or in our right) by reason of the fact that he is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145 further provides that we similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by is or in our right to procure judgment in our favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by such director, officer or controlling person in the successful defense of any action, lawsuit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Our certificate of incorporation, as amended, limits the liability of our directors to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with certain of our directors and officers whereby we have agreed to indemnify those directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of the our company, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interests of our company.

We have director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, including matters arising under the Securities Act. Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers who, by reason of the fact that he or she is one of our officers or directors of our company, is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative related to their board role with the company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus and any subsequent prospectus supplements do not contain all of the information in the Registration Statement. We have omitted from this prospectus some parts of the Registration Statement as permitted by the rules and regulations of the SEC. Statements in this prospectus concerning any document we have filed as an exhibit to the Registration Statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified in their entirety by reference to these filings. In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information that we file electronically with the SEC, including us. The SEC’s Internet site can be found at http://www.sec.gov. In addition, we make available on or through our Internet site copies of these reports as soon as reasonably practicable after we electronically file or furnished them to the SEC. Our Internet site can be found at http:www.hffoodsgroup.com. Our website is not a part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

We have elected to incorporate certain information by reference into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to other documents we have filed or will file with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any statements in the prospectus or any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

●	Our Current Report on Form 8-K dated May 31, 2019, filed with the SEC on June 4, 2019;

●	Our Current Report on Form 8-K dated April 18, 2019, filed with the SEC on April 24, 2019;

●	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed with the SEC on May 15, 2019;

●	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on April 1, 2019;

●	Our definitive proxy statement for the 2019 Annual Meeting of Stockholders, filed with the SEC on April 30, 2019; and

●	The description of our common stock set forth in the Registration Statement on Form 8-A12B filed on August 8, 2017.

All documents subsequently filed by the Registrant with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of the initial filing of the registration statement and prior to effectiveness of the registration statement that contains this prospectus and prior to the termination of the offering (except in each case the information contained in such document to the extent “furnish” and not “filed”), shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

PROSPECTUS

1,723,590 Shares

Common Stock

HF FOODS GROUP INC.

PROSPECTUS

June 27, 2019

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.